UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04044179

RECD S.E.C.
SEP 29 2004

September 29, 2004

Steven L. Clark
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603-4080

Act: 1934
Section:
Rule: 14A-8
Public Availability: 9/29/2004

Re: Woodward Governor Company
Incoming letter dated August 18, 2004

Dear Mr. Clark:

This is in response to your letter dated August 18, 2004 concerning the shareholder proposal submitted to Woodward by Gerald R. English. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Law Offices of

CHAPMAN AND CUTLER LLP

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August 18, 2004

VIA OVERNIGHT DELIVERY **1934 Act-Rule 14a-8**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mr. Gerald R. English to Woodward Governor Company

Dear Sir or Madam:

On behalf of Woodward Governor Company ("Woodward"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act"), we hereby request confirmation that the staff of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if Woodward excludes a Proposal submitted by Mr. Gerald R. English from proxy materials (the "2004 Proxy Materials") for its January 2005 annual meeting of shareholders. Woodward expects to file definitive proxy materials with the SEC on or about December 8, 2004, more than 80 days after the date of this letter.

On August 9, 2004, Woodward received a notice from Mr. English submitting a proposal for inclusion in the 2004 Proxy Materials. A copy of Mr. English's letter, including his proposal (the "Proposal") and his supporting statement (the "Supporting Statement"), is attached as Exhibit A.

The Proposal reads as follows:

> Resolved
> *"That the board of Woodward Governor Company implement policy to remove all stock option programs."*

Woodward intends to exclude the Proposal from its 2004 Proxy Materials. For each of the reasons set forth below, independently, we believe the Proposal may be properly omitted from the 2004 Proxy Materials:

- pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law;
- pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading;
- pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements that would violate Rule 14a-9; and
- pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Woodward's ordinary business operations.

I. The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware law.

Woodward is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for Woodward's management, including its compensation policies. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. Woodward's certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement particular executive compensation policies. The Woodward Governor Company 2002 Stock Option Plan, under which stock options have been issued and the only current plan under which additional stock options can be issued, was approved by a shareholder vote on January 23, 2002.

The Proposal would be binding if adopted and is therefore not proper under Delaware law. Mr. English entitles the Proposal, "A proposal to Remove All Option Programs." The Proposal itself purports to require that Woodward's board "... implement policy to remove all stock option programs ...." This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy for executive compensation. There is no precatory language in the Proposal. Instead, it is a flat requirement for the board to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the Woodward board, without any precatory language, with respect to a matter that is within board control. Therefore, Woodward has concluded that it may exclude the Proposal from its 2004 Proxy Materials.

II. The Proposal may be excluded under Rule 14a-8(i)(3), because the Proposal and its Supporting Statement are so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the proposal were adopted. See General Electric Company (February 5, 2003) (permitting omission of a proposal relating to senior executive and board compensation where the company argued, "The Proposal is vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented"); The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is entitled, "A proposal to Remove All Option Programs." The Proposal would require the board to "implement policy to remove all stock option programs." The Supporting Statement includes all the following inconsistent and self-contradictory directions or indications:

- " . . . time to look at the program"
- " . . . review its results"
- " . . . it should be retired"
- " . . . I would like the board to conduct an independent study"
- " . . . publish the results if they disagree"
- " . . . Woodward should remove this program" " . . . and watch in the future"
- " . . . the board should figure the cost to buy them back and expense it out right away"
- " . . . Removing the option programs"
- " . . . changing the accounting of options"

Faced with this mixture of directions, what will shareholders think they are voting on and what action is the board supposed to take if the Proposal were to pass? Is the board supposed to "remove" the programs (whatever that means all by itself) or "look at" the programs, or "retire" the programs, or "conduct an independent study," or "buy back outstanding options," or "change the accounting of options"? It is impossible to know how to understand or implement the Proposal.

As summarized above, the Proposal and its Supporting Statement are so vague and indefinite that neither the shareholders voting on the Proposal nor the board trying to implement it would reasonably be able to determine what actions are required. The shareholders will not know what they are voting for, and the board will not know how to implement the Proposal if shareholders approve it. Accordingly, the Proposal can be excluded under Rule 14a-8(i)(3).

III. The Proposal may be excluded because the Supporting Statement for the resolution proposed by Mr. English includes materially false or misleading statements that would violate Rule 14a-9 contrary to Rule 14a-8(i)(3).

Rule 14a-9 prohibits solicitations that are false or misleading in any material way or omit any material fact necessary to make the statements therein not false or misleading. The Supporting Statement includes a number of statements that purport to be factual but are really opinions, statements that have no relationship to the Proposal, and statements that appear to represent conclusions but are totally unsubstantiated. The following annotations (bracketed and italicized) of the first three paragraphs of the Supporting Statement demonstrate its indecipherable and misleading character.

> "Many companies [*What are some names?*] are finding out [*How? Any studies that can be cited?*] that option programs that redistribute the wealth of the company [*What does this mean?*] are costly [*To what companies? How much?*] and confusing to shareholder [*How are the programs confusing? Examples?*] [*Demonstrate how any of this is applicable to Woodward*]. It is time [*Why?*] to look at the program and review its results to see if it worked. It has not [*Unsupported conclusion that is extremely significant.*] and it should be retired as a failed program."

> "If we look at the key areas this program was suppose to improve [*What basis for saying it was supposed to improve these areas?*] we find it is a failure [*Unsupported conclusion*]. I looked at 4 areas [*Why pick these?*] and compared them. By looking back 25 years when stock options were NOT part of the boards compensation committees incentives each management team [*How determine this?*] held office for approximately 12 years. I looked at stock value growth, dividend growth, executive compensation growth, and the overall market growth compared to Woodward stock growth [*What do these mean?*]. In all 4 areas I find that Woodward did better [*Unsubstantiated and undefined statement that is totally impossible to evaluate without supporting information.*] without the option programs that are in place today. I would

> like the board to conduct an independent study of this and publish the results if they disagree. Woodward should remove this program and watch in the future with better metrics [*What does this mean?*] any bonus programs [*Why called "bonus programs" when options are part of the compensation package?*] that include redistribution [*What does this mean?*] of shareholder equity."
>
> "Other problems are accounting for the options [*What relationship does the proposed accounting treatment bear to the Proposal to remove all programs?*] and future consequences for the next management team and shareholders [*There is no indication in the Supporting Statement of what the "future consequences" are.*]. Companies [*Which ones?*] and shareholders are finding [*How? Any studies that can be cited?*] that companies that have option programs have accounting problems [*There are proposed changes in accounting treatment for stock options. The Supporting Statement does not explain why a potential change constitutes a "problem." Woodward will continue to follow GAAP in preparing its financial statements.*] as to when to expense them and how much they are worth. Companies are changing the accounting practices for options and we should look into these changes [*What relationship does the proposed accounting treatment bear to the Proposal to remove all programs?*] as well for the options already outstanding. Maybe the board should figure the cost to buy them back [*What does buying outstanding options back have to do with a Proposal not to grant any more options?*] and expense it out right away." [*If this is intended to summarize the impact of the proposed accounting changes, it does not.*] [*Bracketed, italicized material supplied.*]

In short, the Supporting Statement is replete with misleading statements. The Division of Corporation Finance Staff Legal Bulletin 14, dated July 13, 2001, states that "when a proposal and Supporting Statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, . . .[*the Staff*] . . . may find it appropriate for companies to exclude the entire proposal, Supporting Statement, or both, as materially false or misleading." Requiring the Division to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under Rule 14a-8."

As set forth above, the Proposal and its Supporting Statement contain the types of obvious deficiencies and inaccuracies that make staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded under Rule 14a-8(i)(3).

IV. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Woodward's ordinary business operations.

The Division of Corporation Finance Staff Legal Bulletin No. 14A, dated July 12, 2002, summarized the SEC's views on Rule 14a-8(i)(7) as follows:

> "The Commission has stated that proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees,' relate to ordinary business matters [citing *Exchange Act Release No. 40018 (May 21, 1998)*]. Our position to date with respect to equity compensation proposals is consistent with this guidance and the Division's historical approach to compensation proposals. Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:
>
> - We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> - We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> <u>senior</u> <u>executive</u> <u>and</u> <u>director</u> <u>compensation</u> in reliance on rule 14a-8(i)(7)." [*Emphasis supplied.*]

Woodward's stock option program does not cover only senior executives and directors. The 2002 Plan defines "key management worker members" as the potential option recipients. In 2003, options to purchase Common Stock were granted to 7 directors, 3 executive officers, 6 other officers and 14 others who were not officers or directors.

In 2002, options were granted to 10 directors, 5 executive officers and 25 others who were not officers or directors. In 2001, options were granted to 10 directors, 5 executive officers and 23 others who were not officers or directors. Options outstanding at August 13, 2004 were held by 10 active or retired directors, 6 active or retired executive officers, 6 active or retired other officers and 20 active or retired others who were not officers or directors. This summary of Woodward's stock option program demonstrates that the option program is not one that concerns " . . . only senior executive and director compensation . . . ," as that phrase is used in Staff Legal Bulletin No. 14A.

An exception to excludability exists for proposals that include significant social issues. Staff Legal Bulletin No. 14A addresses only the specific matter of shareholder proposals relating to shareholder approval of equity compensation plans. It declares that such proposals will be included in certain circumstances. Note that in the case of this Proposal, shareholder approval of Woodward's existing option plan has recently been obtained, so shareholder approval cannot be grounds for denying exclusion.

The Proposal attempts to dictate the manner of implementation of a broad-based, shareholder-approved employee stock option plan. This constitutes an attempt to take away from board determination and give to shareholders control over a matter relating to Woodward's ordinary business operations. Therefore, the proposal can be excluded under Rule 14a-8(i)(7).

Conclusion

On behalf of Woodward, we hereby request the staff to confirm that it will not recommend enforcement action if Woodward omits from its 2004 Proxy Materials the Proposal and Supporting Statement submitted by Mr. English. In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and its exhibit. By copy of this letter, Woodward is also concurrently notifying Mr. English of Woodward's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials. Should the staff disagree with Woodward's position in this letter (or desire any additional information in support or explanation of Woodward's position), Woodward respectfully requests that we be permitted to confer with the staff before it issues its response to this letter.

Please acknowledge receipt of this letter and the enclosed material by stamping one of the enclosed copies of this letter and returning it in the enclosed self-addressed, stamped envelope.

Please feel welcome to contact Steven L. Clark with any comments or questions at (312) 845-3799.

Very truly yours,

CHAPMAN AND CUTLER LLP

By ______________________
Steven L. Clark

SLC:ps

cc: Gerald R. English
Carol J. Manning
Robert E. Reuterfors, Esq.
Stephen P. Carter

Enclosures

EXHIBIT A

Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526
e-mail: englishgarden5@comcast.net
phone: (970)-223-3002
July. 31, 2004

WOODWARD
AUG - 9 2004
CJM

Carol J. Manning
Corporate Secretary for the
Woodward Governor Company
5001 North Second St.
Rockford, Illinois 61125-7001
U.S.A.

Dear Carol;

I want to submit my proposal for inclusion in our proxy statement for the 2004 Annual Meeting of the Shareholders. You will find that I followed the Rule 14a-4(c)(2) under the exchange act. I have owned the 500 shares for the past year and documentation to prove that is included.

I will continue to hold the 500 shares of Woodward Governor Company stock through the date of the meeting of the shareholders in late Jan, 2005. Also I will attend the meeting to present my case.

I enclosed copies of the proposal, a letter from my broker and holder of my stock. I do hope you find everything in order.

Please keep me informed as to anything you may need regarding this proposal. You may email me at any time at the above email address. It has changed from last year.

Thank You

Gerald R English

Gerald R. English

A proposal to Remove All Options Programs:

Mr. Gerald English, owner of 500 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal.

Resolved

"That the board of Woodward Governor Company implement policy to remove all stock option programs."

Reasons:

Many companies are finding out that option programs that redistribute the wealth of the company are costly and confusing to shareholder. It is time to look at the program and review its results to see if it worked. It has not and it should be retired as a failed program.

If we look at the key areas this program was suppose to improve we find it is a failure. I looked at 4 areas and compared them. By looking back 25 years when stock options were NOT part of the boards compensation committees incentives each management team held office for approximately 12 years. I looked at stock value growth, dividend growth, executive compensation growth, and the overall market growth compared to Woodward stock growth. In all 4 areas I find that Woodward did better without the option programs that are in place today. I would like the board to conduct an independent study of this and publish the results if they disagree. Woodward should remove this program and watch in the future with better metrics any bonus programs that include redistribution of shareholder equity.

Other problems are accounting for the options and future consequences for the next management team and shareholders. Companies and shareholders are finding that companies that have option programs have accounting problems as to when to expense them and how much they are worth. Companies are changing the accounting practices for options and we should look into these changes as well for the options already outstanding. Maybe the board should figure the cost to buy them back and expense it out right away.

Removing the option programs and changing the accounting of options will make it easier for new investors to evaluate and choose to investing in Woodward Governor over companies that have option programs. This will assure better corporate governance and that when the stock option programs are removed shareholder confidence should improve.

"If you AGREE, please mark your proxy FOR this resolution."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 29, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Woodward Governor Company
Incoming letter dated August 18, 2004

The proposal relates to implementing a policy to remove all stock option programs.

There appears to be some basis for your view that Woodward may exclude the proposal under rule 14a-8(i)(7), as relating to Woodward's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Woodward omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Woodward relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel